



28th May 2003
BJ/SH-L2/583

The Stock Exchange
Corporate Relationship Department
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Audited Financial Results – Press Release

Further to our letter No.BJ/SH-L2/581 dated 28th May 2003, we forward herewith for your record a copy of the Press Release issued by the Company.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary &
Senior General Manager (Corporate Affairs)

Encl.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


TATA

Mumbai
28th May 2003

FOR IMMEDIATE PUBLICATION

Tata Power FY 2003 net profit at Rs 520 crores vs Rs 508 crores in FY 2002

- **Net Sales for 2002-2003 move up by 13% to Rs.4301 crores, PAT increases by 2.3% to Rs. 520 crores compared to FY 2001-2002**

- **Increase in total generation by 10% to 12996 MUs**

May 28th, 2003, Mumbai: India's largest private Power and Energy company today announced its annual results for Financial year ended March 31st 2003.

Commenting on the company's performance, Mr. Firdose Vandrevala, Managing Director Tata Power said,

"Tata Power has had yet another successful year operationally and financially. We have excelled on all fronts.

Operating profit has increased by 25%. This has been possible due to increased sales both within and outside Mumbai license area, cost reduction and increased operational efficiencies. This does not take into consideration almost Rs.100 crores on fuel cost savings which has been passed on to our consumers as part of our tariff.

In addition, financial restructuring has enabled the Company not only meet the PAT figure of previous year but also to surpass it with no extraordinary income compared to previous year.

The Company has initiated a lot of internal processes and actions to prepare itself for the future.

Tata Power has entered in a large way in the distribution business. We see this as an opportunity for business growth especially with passing of new Electricity Bill.

The Company is also exploring various proposals for expansion in the generation area. The Company intends to commence work on the 4th Unit (120 MW)

at Jojobera during this financial year and complete it at a record time of 24 months from construction start date.

Tata Power is poised to grab opportunities in the future to be a significant player in the National Power Sector, in all areas of its value chain."

Financials – Q4 FY 2003

Net Sales increase 9% to Rs. 910 crores from Rs. 836 crores

- Operating profits advance 31% to Rs. 253 crores from Rs. 193 crore.
- Other Income lower from Rs. 70 crores to Rs. 33 crores
- Net Profit before Tax higher by 28% to Rs. 139 crores compared with Rs. 109 crore
- Net Profit after Tax increases by 127% to Rs. 155 crores from Rs. 68 crores and includes reversal of deferred tax liability of Rs. 67 crores

Highlights: FY2003 compared to Annual Results 2002 (YoY)

Financials

- Net Sales increase 13% to Rs. 4301 crores from Rs. 3803 crores
- Operating profits advance 25% to Rs. 1184 crores from Rs. 945 crore.
- Other Income lower from Rs. 265 crores to Rs. 152 crores. Total revenue for FY 2002 includes an Extraordinary gain of Rs. 91 crores.
- Net Profit before Tax higher by 1% to Rs. 677 crores compared with Rs. 672 crores
- Net Profit after Tax increases by 2.3% to Rs. 520 crores from Rs. 508 crores.

Operations

- Total power generation grows 10% to 12,996 MUs compared with 11,782 MUs
- Total power sales higher by 11% to 12,318 MUs from 11,107 MUs

Licensee Areas -Mumbai & Greater Mumbai

- Thermal power generation moves up by 7% to 9087 MUs from 8475 MUs and Hydro generation increases by 4% to 1350 MUs from 1304 MUs
- FY2003 sales increase by 8% to 9845 MUs from 9141 MUs

- Higher sales driven by:

  -Increase in demand in licensee area, most of which now accrues to Tata Power

  -Increase in sales to MSEB
- Continues uninterrupted and reliable power supply to Mumbai

Captive Power Projects (CPP)/ Independent Power Projects(IPP)

- Substantial increase in power generation:

  -2527 MUs in FY 2003 from 2000 MUs in corresponding period last year

- Increase in power generation and sales primarily driven by :

  -The expansion of Wadi CPP-Increase in generation capacity from 37.5MW to 75MW

  -Second 120MW unit was commissioned at Jojobera, Jamshedpur

Transmission Business

Power Systems Division secured 2 major contracts from Power Grid Corporation of India Limited

- 400 KV Kishenpur-Thathar project and 400 KV Thathar-Wagoora project in J&K
- 400 KV Palandur-Chandrapur

Overseas Projects Commissioned
- 132 KV Transmission line in Nepal
- 230 KV Transmission line project in Thailand
- Supply of transmission and power equipment work for Myanmar Electric Power Enterprise

NDPL

- First step towards major retail distribution by entering into a joint venture with State Govt. of Delhi
- NDPL serves an estimated 8 lakhs consumer base
- Implementation of a number of innovative steps to reduce AT&C losses, enhance customer service

Financial Table Attached

*Disclaimer Statement:*Some of the statements in this document, except for the historical information, are forward-looking statements. These forward-looking statements include references to growth projections, plans, strategies, intentions and beliefs concerning our business and operating environment. There are risks, uncertainties and other factors that may cause actual results to differ materially from those projected by these forward-looking statements. These risks include, but are not limited to, the level of market demand for the company's services, competitive environment in the company's operating areas, market conditions, the company's ability to grow its existing businesses and to create, acquire and build new businesses, ability to attract, recruit and retain qualified and highly skilled employees, changes in technology, regulatory policy changes, currency fluctuations and market conditions in India and elsewhere around the world, and other risks not specifically mentioned herein but are common to the industry. These statements are based on information currently available to us, and we assume no obligation to update these statements to reflect changed

circumstances in future.

For further information:

Sangram Mohanty

Deputy General Manager-Corporate Communication

Tel # 022 5665 8748 Fax # 022 5665 8751

Email: smohanty@tpc.co.in



03 JUN -2 AM 7:21

28th May 2003
BJ/SH-L2/582

The Stock Exchange
Corporate Relationship Department
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Security Code	Type of Security	Book Closure		Purpose
		From	To	
400 500400	Equity Shares	8th July 2003	4th August 2003	Payment of Dividend, if declared at the Annual General Meeting of the Company to be held on 4th August 2003.

Yours faithfully,
For The Tata Power Co. Ltd.



(B J Shroff)
Company Secretary &
Senior General Manager (Corporate Affairs)

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


TATA

03 JUN -2 AM 7:21

28th May 2003
BJ/SH-L2/581

The Stock Exchange
Corporate Relationship Department
1st Floor, New Trading Ring
Rotunda Building, P J Towers, Dalal Street
Mumbai 400 001

Dear Sirs,

Financial Results

At the meeting of the Board of Directors of the Company held today, the Directors have taken on record the audited financial results for the financial year 2002-03. We send herewith a statement containing the audited financial results which have been sent for publication.

At the said meeting, the Directors have decided to recommend a dividend @ 65 % (Rs.6·50 per share) to the shareholders for the year ended 31st March 2003.

At the said meeting, the Directors have also decided, subject to approval of the Shareholders at the ensuing Annual General Meeting, to delist the Equity Shares of the Company from The Stock Exchange, Ahmedabad, Pune Stock Exchange Ltd. and The Delhi Stock Exchange Association Ltd. The Company will continue to remain listed with The Stock Exchange, Mumbai and National Stock Exchange of India Ltd.

The Annual General Meeting of the Company is scheduled to be held on Monday, 4th August 2003 at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, New Marine Lines, Mumbai 400 020.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary &
Senior General Manager (Corporate Affairs)

Encl.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

Audited financial results for the year ended 31st March, 2003

Particulars	Nine months ended	Quarter ended		Year ended	
	31.12.2002	31.03.2003	31.03.2002	31.03.2003	31.03.2002
	MUs	MUs	MUs	MUs	MUs
1. Generation	10256	2740	2747	12996	11782
2. Sales	9707	2611	2609	12318	11107
	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores
3. Net Sales/Income from Operations	**3390.44**	**910.06**	**835.68**	**4300.50**	**3802.79**
4. Expenditure					
a) Staff Cost	96.34	45.61	32.64	141.95	136.85
b) Cost of Power Purchased	306.72	100.18	100.49	406.90	399.03
c) Cost of Fuel	1682.12	380.47	351.33	2062.59	1768.44
d) Other expenditure	374.87	130.03	158.07	504.90	553.00
e) Total expenditure (4a to 4d)	2460.05	656.29	642.53	3116.34	2857.32
5. Operating Profit	930.39	253.77	193.15	1184.16	945.47
6. Other Income	118.81	33.22	70.01	152.03	264.92
7. Interest and Finance Charges	268.03	73.18	85.43	341.21	348.27
8. Gross Profit after interest but before Depreciation, Extraordinary items and Tax (5+6-7)	781.17	213.81	177.73	994.98	862.12
9. Depreciation	243.59	74.45	71.48	318.04	281.65
10. Profit before tax and extraordinary items (8-9)	**537.58**	**139.36**	**106.25**	**676.94**	**580.47**
11. Extraordinary Items					
Profit on sale of long term investments	0.00	0.00	3.00	0.00	91.37
12. Profit before Tax (10+11)	537.58	139.36	109.25	676.94	671.84
13. Provision for Taxation(including Deferred Tax)	172.93	-15.91	41.39	157.02	163.61
14. Net Profit after tax (12-13)	**364.65**	**155.27**	**67.86**	**519.92**	**508.23**
15. Statutory & Special Appropriations				69.91	126.85
16. Distributable Profit (14-15)				450.01	381.38
17. Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	197.91	197.91	197.91	197.91	197.91
18. Reserves including Statutory Reserves				3959.46	3500.59
19. Basic and Diluted Earnings per Share on Net Profit (not annualised) (before extraordinary items) (In Rupees)	18.43	7.85	3.28	26.27	21.06
20. Basic and Diluted Earnings per Share on Net Profit (not annualised) (after extraordinary items) (In Rupees)	18.43	7.85	3.43	26.27	25.68
21. Aggregate of non-promoter shareholding					
No of shares	13,35,04,022	13,35,04,022	13,34,90,022	13,35,04,022	13,34,90,022
% of shareholding	67.46	67.46	67.45	67.46	67.45
22. Dividend					
a. Interim					
Rate per share (Face Value Rs. 10/-) (In Rupees)				Nil	5.00
Amount (Rs. in crores)				Nil	99.06
b. Final (Proposed)					
Rate per share (Face Value Rs. 10/-) (In Rupees)				6.50	Nil
Amount (Rs. in crores)				128.78	Nil

1. The above results were reviewed by the Audit Committee and taken on record by the Board of Directors at their meeting held on 28th May, 2003.
2. In respect of the share of Standby Charges billed by Maharashtra State Electricity Board (MSEB) and recoverable from BSES Ltd. (BSES), the Company has, in accordance with past practice, taken credit for the amount recoverable in terms of the Government of Maharashtra Order of 22nd March, 2000 .This amount upto 31st March, 2003 aggregates Rs. 793 crores, including Rs. 198 crores for the year ended 31st March, 2003. However, these amounts have been disputed by BSES and only Rs. 406.25 crores has been paid by BSES to MSEB through Tata Power Company Ltd./Maharashtra Electricity Regulatory Commission (MERC) till 31st March, 2003 . MERC had heard the dispute and issued an Order on 7th December, 2001. Both the Company and BSES appealed to the High Court of Judicature at Bombay against the said MERC order.The High Court has stayed the operation of the MERC Order and subsequently heard both the appeals. The High Court order is expected shortly. Pending receipt of the order, no adjustment has been made for the amounts payable as per the MERC order of Rs. 62.44 crores for 1999-00 or for the shortfalls (amount not ascertained) for the years 2000-01, 2001-02 and 2002-03.
3. Sales to MSEB during the quarter/ year ended 31st March, 2003 were 26 MUs and 695 MUs respectively (Previous Year - 122 MUs and 466 MUs respectively).
4. The Broadband Business of the Company has commenced commercial operations from 15th March, 2003.
5. Consequent on the Accounting Standards Interpretation (ASI) 3 issued by The Institute of Chartered Accountants, deferred tax liability created in the previous year in respect of units entitled to deduction under Section 80IA, has been adjusted during the year ended 31st March, 2003. An amount of Rs. 95.93 crores applicable to the period prior to 1st April, 2001 has been credited to the General Reserve and an amount of Rs. 67.36 crores has been credited to the Profit and Loss Account for the year ended 31st March, 2003.
6. The Auditors Report for the year ended 31st March, 2003 has referred to the accounting policies consistently followed by the Company in regard to (a) deferred taxation (b) borrowing costs attributable to the acquisition and construction of fixed assets and (c) exchange differences on repayment/realignment of liabilities incurred for acquiring fixed assets, in so far as such policies relate to the licenced business and which policies though conforming to the Electricity (Supply) Act differ from relevant accounting standards referred to in sub section (3C) of Section 211 of the Companies Act, 1956.
7. Previous period figures have been regrouped wherever necessary.

Date: 28th May, 2003.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED



RATAN N. TATA
Chairman


TATA

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rs. Crores)

Particulars	Nine months ended	Quarter ended		Year ended	
	31-Dec-02	31-Mar-03	31-Mar-02	31-Mar-03	31-Mar-02
Segment Revenue					
Power business	3,346.40	883.42	821.02	4,229.82	3,766.46
Others	43.19	27.70	14.05	70.89	33.67
Total Segment Revenue	3,389.59	911.12	835.07	4,300.71	3800.13
Less: Inter segment revenue	0.16	0.05	0.28	0.21	0.28
Net Sales/Income from Operations	**3,389.43**	**911.07**	**834.79**	**4,300.50**	**3,799.85**
Segment Results					
Power business	687.94	187.70	144.47	875.64	763.94
Others	0.96	2.53	(2.55)	3.49	(4.86)
Total Segment Results	688.90	190.23	141.92	879.13	759.08
Less: Interest Expense	238.86	69.41	77.54	308.27	298.59
Add: Unallocable Income net of unallocable expense	87.54	18.54	44.88	106.08	211.35
Total Profit Before Tax	**537.58**	**139.36**	**109.26**	**676.94**	**671.84**
Capital Employed					
Power business	3,843.24	3,738.72	3,896.85	3,738.72	3,896.85
Others	143.58	154.24	123.50	154.24	123.50
Total Capital Employed	**3,986.82**	**3,892.96**	**4,020.35**	**3,892.96**	**4,020.35**

Types of products and services in each business segment:
Power - Generation, Transmission and Distribution of Electricity.
Others - Electronics, Broadband Services, Project Consultancy etc.


TATA

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

Unaudited financial results (Consolidated) for the year ended 31st March, 2003

	Particulars	Year ended 31.03.2003	Year ended 31.03.2002
		Rs. Crores	Rs. Crores
1.	Net Sales/Income from Operations	**4808.15**	**3867.61**
2.	Expenditure		
	a) Staff Cost	144.08	139.18
	b) Cost of Power Purchased	700.38	399.03
	c) Cost of Fuel	2062.59	1768.44
	d) Other expenditure	645.94	583.36
	e) Total expenditure (2a to 2d)	3552.99	2890.01
3.	Operating Profit	1255.16	977.60
4.	Other Income	145.16	253.24
5.	Interest and Finance Charges	343.72	352.18
6.	Gross Profit after interest but before Depreciation, Extraordinary items and Tax (3+4-5)	1056.60	878.66
7.	Depreciation/Amortisation	387.31	316.44
8.	Profit before Minority Interest and share of loss of Associates,provision for taxation and extraordinary items (6-7)	**669.29**	**562.22**
9.	Extraordinary Items Profit on sale of long term investments	0.00	91.37
10.	Profit before Tax (8+9)	669.29	653.59
11.	Provision for Taxation(including Deferred Tax)	165.37	165.13
12.	Net Profit after tax before share of loss of Associates, Minority Interests and Statutory Appropriations (10-11)	**503.92**	**488.46**
13.	Share of loss of Associates	178.70	NA
14.	Net Profit after tax before Minority Interests and Statutory Appropriations (12-13)	**325.22**	***488.46**
15.	Minority Interests	0.44	1.04
16.	Net Profit before Statutory & Special Appropriations (14-15)	324.78	*487.42
17.	Statutory & Special Appropriations	69.91	126.85
18.	Distributable Profit (16-17)	254.87	*360.57
19.	Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	197.87	197.87
20.	Reserves including Statutory Reserves	3448.52	*3493.82
21.	Basic and Diluted Earnings per Share on Profit after Taxes, Statutory Appropriations and Minority Interest on shares outstanding)(before extraordinary items) (In Rupees)	12.88	*13.60
22.	Basic and Diluted Earnings per Share on Profit after Taxes, Statutory Appropriations and Minority Interest on shares outstanding)(after extraordinary items) (In Rupees)	12.88	*18.22
23.	Aggregate of non-promoter shareholding		
	No of shares	13,35,04,022	13,34,90,022
	% of shareholding	67.46	67.45
24.	Dividend		
	a. Interim		
	Rate per share (Face Value Rs. 10/-) (In Rupees)	Nil	5.00
	Amount (Rs. in crores)	Nil	99.06
	b. Final (Proposed)		
	Rate per share (Face Value Rs. 10/-) (In Rupees)	6.50	Nil
	Amount (Rs. in crores)	128.78	Nil

* As Accounting Standard (AS) 23 - Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standard (AS) 27 - Financial Reporting of Interests in Joint Ventures in Consolidated Financial Statements have become operational only for accounting periods commencing on or after 1st April, 2002, the figures for the year ended 31st March, 2002, do not include consolidation of the results of Associates and Joint Ventures and are not therefore comparable.

Date: 28th May, 2003.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED

